[WASHINGTON BANKING COMPANY LETTERHEAD]

August 4, 2010

VIA EDGAR CORRESPONDENCE AND FACSIMILE

Mr. Michael Clampitt, Attorney-Advisor

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:         Washington Banking Company

                Form 10-K
                Filed March 12, 2010

                Form 10-Q

                Filed May 7, 2010

                File No. 000-24503

                Response to Comment Letter dated July 21, 2010

Dear Mr. Clampitt:

This letter is in response to the Staff’s comment letter dated July 21, 2010 regarding the above-referenced filings.  Washington Banking Company (the “Company”) acknowledges that:

•        The Company is responsible for the adequacy and accuracy of the disclosure contained in the filings;

•        staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•        The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the Untied States.

The discussion below responds to the Staff’s comment letter and the paragraphs below are numbered to correspond to the Staff’s comments.

Form 10-K for the Fiscal Year Ended December 31, 2009

Item 7.  Management’s Discussion and Analysis of Financial Condition and Results of Operation Financial Condition Overview, page 23

1.                We note your presentation of tangible book value on page 23 and tangible common equity to tangible asset in your press release for the first quarter ended March 31, 2010.  These financial measures appear to be non-GAAP as defined by Regulation G and Item 10(e) of Regulation S-K as they are not required by GAAP, Commission Rules, or banking regulatory requirements.  In future filings, please clearly label these financial measures as non-GAAP, explain how you derive tangible book value, tangible common equity, and tangible assets, and disclose why you believe these ratios are useful to investors.

Response

The SEC’s comments are noted and the Company will incorporate the recommendations in future filings, along with the reconciliation of the non-GAAP metrics to GAAP.

2.                We note you changed how you determine the allocation of the allowance for loan losses in 2009 by no longer presenting an unallocated allowance.  You state that the factors previously comprised in unallocated allowance are now allocated to specific loan types.  Please address the following questions supplementally:

a.     Provide more substantive details as to how you determine the particular allocations to individual categories;

b.     Discuss why you changed the allocation and describe any limitations you noted from the prior method;

c.      Discuss whether or not this change was part of an overall change in your methodology for determining the allowance for loan losses or exclusively to comply with this Industry Guide 3 requirement; and

d.     Provide a qualitative assessment of how you believe data prior to 2009 may have been impacted if you had not had an unallocated allowance.

Response

a)       The allocation of the allowance to loan types is based on the following analysis by loan type:

a.      Analysis of the prior charge-off history.

b.      Dollar amount and changes in past due, classified and nonaccrual loans.

c.       Credit evaluation of significant loans.

d.      Overall nature of loan volume/concentrations

We also give consideration to the following qualitative factors when allocating the allowance, such as:

e.     Changes in policies and procedures, underwriting standards, collection and recovery practices.

f.       Changes in regional and local economic and business conditions, including specific market segments.

g.     Changes in experience of relevant lending and loan review staff.

h.     Changes in underlying collateral values.

i.       Effect of competition and regulatory requirements on the level of estimated losses in the portfolio.

b)    The Company changed the allocation in order to provide improved transparency and information to the users of our financial statements. Uncertainty is inherent in the estimation of the Allowance for Loan Losses and the Company was concerned that our presentation of an unallocated allowance could give the reader the impression that it was an “excess” amount.  The intent was to remove that possible misinterpretation. The allocation to the individual portfolio loan types includes an amount for imprecision or uncertainty to better reflect management’s view of the inherent risk in these portfolios.

c)     This disclosure change was not the result of an overall change in the Company’s methodology for determining the allowance for loan losses.  It was done solely to improve the presentation of the Industry Guide 3 disclosure requirement.

d)    Had the Company applied the methodology to prior years, the “Unallocated” line would have been eliminated and the allowance allocated to each of the individual loan types would have increased. There would have been no change to the overall allowance. The “Unallocated” amount for prior years represented risks characteristics identified in the portfolio as a whole, and we did not previously go through the accounting exercise to attribute these risks to the various loan types. Qualitatively, we believe it makes no difference to the overall risk identified in the portfolio – it is purely presentation.

3.                Please revise future filings to add disclosure required by Item 407 c (2) (ii), (iii), (iv), and (vi), as applicable, of Regulation S-K or supplementally advise us as to why you believe no additional disclosures are required.

Response

               In future filings, to add the disclosures required by Item 407 c (2) (iv) and (vi), the Company will: include a more detailed description of the procedures to be followed to make a “recommendation” rather than a formal “nomination” of a director candidate under the Company’s bylaws, discuss diversity as required and further clarify the process used to identify nominees.  The Company believes that the disclosures discussed in more detail below, and included in the Company’s DEF 14A (filed March 31, 2010), address some of the required disclosures of Item 407 c (2).

               On page 12 under the heading “Shareholder Nominations for 2010 Annual Meeting of Shareholders” the Company included the following disclosure, which included items required by Item 407 c (2) (ii), (iii) and part of (vi) (relevant disclosure items highlighted in bold below for the purposes of this response).

        “The Board will consider candidates recommended by security holders, and the Company also accepts shareholder nominations made in accordance with the Company’s Bylaws. Recommendations by shareholders are duly considered by the Board or Corporate Governance/ Nominating Committee and the committee does not have a policy with regard to the consideration of any director candidates recommended by security holders. The committee does not feel a policy is necessary as it applies the same analysis to all recommended candidates, seeking the qualifications described above….”

               On page 10 under the heading “Information Regarding the Board and Its Committees” the Company included the following disclosure, which included the items required by Item 407c(2) (iv) and part of (vi) (relevant disclosure items highlighted in bold below for the purposes of this response).

“Corporate Governance/ Nominating Committee.  The Corporate Governance/ Nominating Committee takes a critical role in guiding the Company’s strategic direction and oversees the management of the Company, as well as performing the functions of a nominating committee. Board candidates, including directors up for reelection, are considered based upon various criteria, such as broad-based business and professional skills and experiences, banking experience, concern for long-term interests of the shareholders, personal integrity, freedom from conflicts of interest, sound business judgment, community involvement and time available to devote to board activities….”

Form 10-Q for the Quarter Ended March 31, 2010

Notes to Condensed Consolidated Financial Statements

(7) Fair Value Measurements, page 12

4.                We note your disclosure on page 13 that impaired loans increased from $2.18 million at December 31, 2009 to $4.78 million at March 31, 2010.  In addition, we note in your disclosure that you rely on the fair value of the underlying collateral for the valuation of your collateral-dependent impaired loans and other real estate owned.  Please tell us and revise your future filings to disclose the following:

a.     How often you obtain updated appraisals for your collateral dependent loans, both performing and non-performing (non-accrual and/or impaired).  If this policy varies by loan type please disclose that also.

b.     Describe any adjustments you make to the fair value calculated, including those made as a result of outdated appraisals.

c.      Discuss how you consider the potential for outdated appraisal values in your determination of the allowance for loan losses.

d.     How you determine, including the process, the fair value of the collateral if an appraisal is not available.

Response

The Company relies on the fair value of the underlying collateral for the valuation of our collateral-dependent impaired loans and other real estate owned.  Specifically;

a.     The Company generally obtains appraisals for collateral dependent loans on an annual basis.  Depending on the loan, the Company may obtain appraisals more frequently than 12 months, particularly if the credit is deteriorating.  If the loan is performing and market conditions are stable, the Company may not obtain appraisals on an annual basis. This policy does not vary by loan type.

b.     The Company deducts a minimum of 10% of the appraised value for selling costs.  If the property has been actively listed for sale for more than six months and has had limited interest, the Company will typically reduce the fair value further based upon input from third party industry experts. This includes adjustments for outdated appraisals based on knowledgeable third party opinions.

c.      Impaired loans that are collateral dependent are reviewed quarterly.  The review involves a collateral valuation review, which also contemplates an assessment of whether the last appraisal is outdated.  Recent appraisals, adjustments to outdated appraisals, knowledgeable third party opinions of value and current market conditions are combined to determine whether a specific reserve (FAS 114) and/or a loan charge-off is required.  The Company does not specifically consider the potential for outdated appraisals in its calculation of the formula portion (FAS 5) of the allowance for loan losses.

d.     In the rare case where an appraisal is not available, the Company consults with third party industry specific experts for estimates as well as relies upon the Company’s market knowledge and expertise.

 (8) Subsequent Events, page 15

5.         We note you issued an equity appreciation instrument to the FDIC as consideration for the City Bank acquisition and the instrument was settled for $2.1 million in cash.  Please provide us with the following additional information:

•       Describe how you considered the contractual terms of the instrument when determining its value on the issue date; and

•       Tell us how you accounted for the instrument upon settlement including where you recorded the difference in the settlement price and value recorded at issuance.

Response

The instrument in question was a portion of the Company’s bid associated with an FDIC assisted transaction to acquire certain assets and liabilities of a failed bank (City Bank).  The instrument’s key contractual terms were as follows:

•       Number of units- 1,000,000

•       Initial exercise date- Fifth business day after FDIC is appointed as receiver (April 26, 2010)

•       Expiration- 60 calendar days after initial exercise date (June 25, 2010)

•       Exercise/Strike Price- Simple average of WBCO common stock price for the previous 20 trading days prior to the bid date for City Bank.

•       Determination Price- Shall be the issuers “volume weighted average price” or VWAP , over the two trading days immediately prior to the day of notification by the FDIC to the issuer, as displayed under the heading “Bloomberg VWAP” on the issuer’s Bloomberg page.

•       Settlement Price- The amount per unit (share) paid to the FDIC upon exercise of the Instrument shall equal the Determination Price minus the Exercise Price.

•       Settlement Amount- Settlement Price per unit multiplied by the number of units, to be paid in cash (cash settlement).  The FDIC is prohibited from purchasing and holding voting or common stock of an FDIC-insured depository institution.

When determining an issuance date value of the instrument, we considered the short term nature of the agreement. Given the short duration of the instrument, we were still in the process of estimating the value before it was settled. Our preliminary estimate of fair value as of the issuance date was $2,000,000 ($2.00 multiplied by 1,000,000 units).  When the instrument was ultimately exercised on April 27, 2010 (7 business days following receivership) for a value of $2,131,100, the settlement amount was recorded as a reduction of the bargain purchase gain. Upon settlement we evaluated and determined the difference in the value at issuance versus the value at settlement to be immaterial quantitatively and qualitatively, as both the initial value and the change in value from issuance to inception are included in the income statement.

Item2.  Management’s Discussion and Analysis of Financial Condition and Results of Operations

Credit Risks and Asset Quality

Credit Risks, page 21

6.         We note your disclosure on page 21 that your potential problem loans were $2.32 million and $4.59 million at March 31, 2010 and December 31, 2009.  Please tell us and include in future filings the nature and extent of these potential problem loans as required by Item III.C.2 of Industry Guide 3.  For example, include a discussion of the types of potential problem loans and management’s remediation process of these loans.

Response

The loans that were disclosed as potential problem loans on the March 31, 2010 and December 31, 2009 filings were comprised of loans where the Company had some, but insufficient knowledge of possible borrower credit problems that caused the Company to have serious concerns about the borrower’s ability to comply with existing repayment terms.  These potential problem loans represented 0.55% and 0.29% of total loans at March 31, 2010 and December 31, 2009, respectively.  At March 31, 2010 there was 1 mixed use construction loan located within the Company’s primary market area that comprised the $2.32 million balance.  At December 31, 2009 there 2 land development loans that comprised the $4.59 million balance. Consistent with the definition of “potential problems loans” in Guide 3, these loans represent loans that may migrate to nonaccrual or nonperforming status. While management always attempts to mitigate loss through proactive communication with the borrower, because of the recently uncertain status of these loans, it is not possible to identify a remediation plan or actions that can assure certainty of success. Such a plan would be indicative of a loan that has deteriorated past the “potential problem loan” phase.

In future filings with the SEC, the Company will provide additional disclosures on potential problem loans if applicable and if material.

7.         In addition, we note that commercial real estate loans makes up the largest portion of your loan portfolio, 44.4% at December 31, 2009 and 42.2% at March 31, 2010.  Please tell us and revise future filings to disclose whether you have performed any commercial real estate (CRE) or other type of loan workouts whereby an existing loan was restructured into multiple new loans (i.e., A Note/B Note structure).  To the extent that you have performed these types of workouts, please provide us with the following information and revise your future filings to disclose the following:

a.   Quantify the amount of loans that have been restructured using this type of workout strategy in each period presented.

b.   Discuss the benefits of this workout strategy, including the impact on interest income and credit classification.

c.   Discuss the general terms of the new loans and how the A note and B note differ, particularly whether the A note is underwritten in accordance with your customary underwriting standards and at current market rates

d.   Clarify whether the B note is immediately charged-off upon restructuring.

e.   Describe your nonaccrual policies at the time of modification and subsequent to the modification.  Specifically disclose whether you consider the total amount contractually due in your nonaccrual evaluation and how you consider the borrower’s payment performance prior to the modification.

f.    Confirm that the A note is classified as a troubled debt restructuring and explain your policy for removing such loans from troubled debt restructuring classification.

Response

As of March 31, 2010, the Company had no restructured loans in its portfolio.  To the extent that it has such restructured loans in the future, the Company will provide the disclosures required.

8.         We note from your non-performing assets table on page 21 that your non-performing asset have increased from $4.14 million at December 31, 2008 to $7.79 million and $8.63 million at December 31, 2009 and March 31, 2010.  Given the significant increase in your non-performing assets and the current credit environment, please revise future filings to separately present and quantify your Industry Guide 3 disclosure by loan classification similar to the classifications presented in your loan portfolio table on page 21.  In addition, please consider disclosing delinquency information on your portfolio and how the specific change in delinquencies impacts your calculation of the allowance for loan losses.

Response

Our non-performing assets have increased from 0.46% of total assets at December 31, 2008 to 0.83% of total assets at March 31, 2010 and while this increase may be considered significant, it pales in comparison to peer averages for non-performing assets/total assets ratio over the same time period.  Median non-performing asset/total asset ratios for Washington/Oregon/Idaho Banks between $1 billion and $10 billion (at March 31, 2010) increased from 3.55% to 5.41% during the comparable period. Our non-performing assets are also evaluated each quarter (see response to questions #4), and no further loss is expected for these assets, absent further market declines in the underlying real estate.  We will consider disclosing non-performing loans by type in future filings when material.  We will also consider disclosing delinquencies and how delinquencies impact the calculation of the allowance for loan losses.

Allowance for Loan Losses, page 22

9.         We note from your disclosure on page 22 that you rely on two factors, probability of default (“PD”) and loss given default (“LGD”), to calculate your formula allowance.  We did not note similar disclosure on page 28 of the December 31, 2009 Form 10-K.  Please confirm that there was no change in the calculation of formula allowance at March 31, 2010, when compared to 2009 year end, and if so, please tell us and disclose in future filings the following:

•       The financial statement impact of this change on your allowance and provisions for loan losses in addition to the period this change occurred; and

•       Compare and contrast the new methodology to your previous allowance method.

Response

The Company refined its formula (FAS 5) component of the allowance for loan losses model at March 31, 2010.  Previous to March 31, 2010, the Company used a less robust model.  The Company back-tested the revised model as of December 31, 2009 and ran both models as of March 31, 2010 to ensure consistency and reasonableness of results.  At March 31, 2010 the Company chose to move to the revised model as we believe it is more robust, consistent with GAAP and provides additional granularity to the analysis.

Given the fact that the Company ran both models for two periods and both models produced materially similar results, it was determined there was no impact to the allowance or provision for loan losses, nor any significant changes to internal controls, as a result of the change.

The similarities of the models include:

•        Consideration of loan grade classification

•        Consideration of loan type

•        Consideration of historical loss rates

•        Consideration of the underlying business and economic and business conditions

The improvements included in the new model include:

•        Consideration of PD and LGD rates based on geographic/size peer data

•        Additional weight given to recent periods when calculating PD and LGD

•        PD and LGD based on loan type

•        Loan level consideration given to Past Due history

•        Additional detail/input for economic conditions/trends available

For future filings the Company will enhance its disclosure of its allowance for loan losses methodology.

If you have any questions, please call me directly at (360) 757-5062.

Sincerely,

/s/ Rick Shields

Rick Shields

Executive Vice President & Chief Financial Officer

Washington Banking Company